Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
	$ in thousands
Earnings:
Earnings (Losses) from continuing operations before income taxes	$143,334	$18,767	$(83,721)	$4,477	$37,973	$47,522
Add:
Loss from equity investee	130	141	226	321	491	754
Fixed charges	14,488	18,326	17,357	16,855	3,589	29
Less: Capitalized interest	(27)	(5,154)	(4,757)	(689)	—	—
Earnings (Losses), as adjusted	$157,925	$32,080	$(70,895)	$20,964	$42,053	$48,305

Fixed charges:
Interest expense(1)	$14,255	$12,875	$11,439	$14,281	$2,417	$29
Capitalized interest	27	5,154	4,757	689	—	—
Portion of rentals representative of interest factor	206	297	1,161	1,885	1,172	—
Fixed charges	$14,488	$18,326	$17,357	$16,855	$3,589	$29

Ratio of earnings to fixed charges	10.90	1.75	(4.08)	1.24	11.72	1,665.69

Excess of fixed charges over earnings	$—	$—	$88,252	$—	$—	$—

(1)   Includes amortization of debt discount and issue costs.

NOTE: The ratio of earnings to fixed charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained within our Annual Report on Form 10-K for the year ended December 31, 2009, and this Quarterly Report on Form 10-Q for the three months ended September 30, 2010.